FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2021

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 29, 2021	By: /s/ Christophe José Hidalgo
	Name:	Christophe José Hidalgo
	Title:	Interim Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

GPA

Pelo poder de escolher

Strictly Confidential | January 2021

Corporate Presentation

Disclaimer

Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company's future. These expectations are highly dependent on changes in the market, Brazil's general economic performance, the industry and international markets, and hence are subject to change.

Today's Speakers



Jorge Faiçal
CEO GPA
+25



Guillaume Gras
CFO GPA
+16



Carlos Mario Giraldo
CEO Grupo Éxito
+25

	Jorge Faiçal	Guillaume Gras	Carlos Mario Giraldo
# Years in Retail	+25	+16	+25
Experience	multivarejo, viavarejo, GPA	multivarejo, Casino	grupo éxito, Grupo nutresa

Agenda


GPA


extra
hiper


éxito

GPA Consolidated

GPA Brazil

Grupo Éxito

Agenda


GPA

GPA Consolidated


extra
hiper

GPA Brazil


éxito

Grupo Éxito

We Are the **#1 Food Retailer in South America, with a Diversified Portfolio of Leading Brands** in Brazil, Colombia, Uruguay and Argentina

GPA

Food retailer in **South America**[1]
1,502 stores

Food retailer and food e-commerce in **Brazil and Colombia**

One of the largest **retail employer** in South America
97K+ employees

R$48.7 bn
3Q20LTM Net Revenue

R$3.7 bn (7.5% margin)
3Q20LTM EBITDA

3Q20[2] LTM



Colombia (32% / 35%)

- Stores: **513**[2]
- Net Revenue: **R$15.9 bn**
- EBITDA: **R$1.3 bn**
- EBITDA Margin: **8.3%**
- Market share: **28%**

grupo éxito, Super Inter, Surtimax, viva, Carulla, Surtimayorista, Taeq

Brazil (58% / 55%)

- Stores: **873**[2]
- Net Revenue: **R$27.9 bn**
- EBITDA: **R$2.0 bn**
- EBITDA Margin: **7.3%**
- Market share: **14%**

Pão de Açúcar, extra, Mercado Extra, Compre Bem, minuto, mini, drogaria extra, Pão de Açúcar drogaria, posto extra, GPA Malls

Argentina (3% / 1%)

- Stores: **25**[2]
- Net Revenue: **R$1.3 bn**
- EBITDA: **R$22 mm**
- EBITDA Margin: **1.9%**
- Market share: **2%**

Libertad

Uruguay (7% / 9%)

- Stores: **91**[2]
- Net Revenue: **R$3.6 bn**
- EBITDA: **R$355 mm**
- EBITDA Margin: **9.9%**
- Market share: **43%**

Disco, Géant, Devoto

% Share of Revenue
% Share of EBITDA

Source: Nielsen and Colombia market share from Supersociedades, as of 2019
Note:
1. Leadership based on sales
2. As of 4Q20

Successful Management Execution Driving Strong Results: 9M20 vs. 9M19

	SSS Growth	Net Revenue Growth	Digital Penetration	Adj. EBITDA Margin
GPA	+10.1%	+6.7%	4.7%[2] +3 p.p.	7.7% +17 bps
grupo éxito	+7.0%[1]	+7.1%[1]	12.0%[3] +8 p.p.	7.3% stable

Note:
1. Constant currency
2. Gross Sales Digital / Gross Sales Food Category
3. Net Sales Digital / Total GMV; related to Éxito Colombia

Highest Commitment to **ESG** Principles with **Strong Market Recognition**

Our Group is Part of Key Sustainability Indexes Across the Globe

Financial Times Stock Exchange
(FTSE4GOOD)

Morgan Stanley Capital International
(MSCI)

B3 Corporate Sustainability Index
(ISEB3)
The only food retailer

Carbon Disclosure Programme
(CDP)

Carbon Efficient Index
(ICO2)

Our Recent ESG Initiatives and Achievements

People: Diversity, Inclusion and Development
33% women and 36% black people in leadership positions (Nov/20)

Climate Change
Reduce greenhouse emissions by 29% through 2025 (since 2015)

Malnutrition
Part of government's initiative to eradicate chronic child malnutrition in Colombia by 2030.
130k children have received support

Recycling
21,023 tones of recycled (post consumption model)
2 tons of recyclable materials collected in 95 stores (Oct/20)

Covid-19
Support to 440k families and 350 NGOs, 2k+ ton of food distributed
Working capital support to 1,000 small suppliers reaching R$110 mm

Total Alignment with Top Executives
Top management variable compensation is subject to ESG results

Top Management with Unique Experience in Food Retail and a Company with the Highest Governance Standards

GPA















	Jorge Faiçal	Guillaume Gras	Luiz Henrique Costa	Laurent Cadillat	Carlos Mario Giraldo	Ruy Souza	Jacky Yanovich
	CEO GPA	CFO GPA	COO GPA	CDO GPA	CEO Éxito	CFO Éxito	COO Éxito
# Years in Retail	+25	+16	+7	+20	+25	+5	+20
Experience	multivarejo, viavarejo, GPA	multivarejo, Casino	oi, GPA	multivarejo, Casino, grupo éxito	grupo éxito, Grupo nutresa	multivarejo, PRAGMATIS	grupo éxito

Experienced Board

Arnaud Strasser – Co-VP – +20
Hervé Daudin – Member – +17
Rafael Russowsky – Member – +8
Luiz Augusto Castro Neves – Independent Member – +9

Jean-Charles Naouri – President – +35



Ronaldo Iabrudi – Co-VP – +8
Christophe Hidalgo – Member – +25
Renan Bergmann – Independent Member
Eleazar de Carvalho Filho – Independent Member – +20

Years in Retail

Governance Highlights

- Audit Committee
- People and Remuneration Committee
- Innovation and Digital Transformation Committee
- Corporate Governance and Sustainability Committee
- Financial Committee

Listed on Novo Mercado

Agenda


GPA


extra
hiper


éxito

GPA Consolidated

GPA Brazil

Grupo Éxito

Investment Highlights

Focus on Executing Our **Food Retail** Strategy

#1 Food Retailer and Food E-commerce, **Nationwide Presence**

Digital Platform Strategy

Improvement in All KPIs

Multiple Levers of Growth and **Low Leverage** to Seize Opportunities

Experienced & **Engaged Management** Team and High **ESG Standards**


Brands
B&M
Digital
Customer Data Platform
Website
.com Cheftime
Search
Push SMS E-mail
Casa do Cliente
Social Media
.com Qualitá
Extra Marketplace

We Serve **All Client Profiles Nationwide** Through Our Multiformat / Brand / Channel Strategy

GPA

4Q20	Hypermarkets	Supermarkets – Regional	Supermarkets – Premium	Neighborhood	Complementary Businesses
	extra	Mercado Extra, extra, Compre Bem	Pão de Açúcar	mini, minuto	drogaria extra, Pão de Açúcar, GPA Malls, posto extra
Brand Strength	Top of Mind	Top of Mind	Top of Mind Ebit Nielsen; iBest!	Top of Mind	-
Target Customer	B-/C	C/D	A/B+	A/B/C	A-E
Value Proposition (Frequency / Month)	One-stop-shop 1x+	Shopping Experience 4x+	Premium Shopping Experience 6x+	Every Day, Every Hour 8x+	Complementary Services 2x+
Assortment (# of SKUs)	+25k	+8k	+15k	+4k	-
Short-term Strategy	Enhance value proposition New concept rollout	Conversion of the remaining Extra Super Explore auto service food segment	Conclude refurbishments and rollout of G7 successful concepts Expand the digital presence Organic expansion	Organic expansion Adapt store layout to meet specific locations	Complement our portfolio / value proposition
# of Stores	103	141 / 6 / 28 **Total: 175**	182	150 / 86 **Total: 236**	103 / 223[1] / 2[2] / 74
% of GPA Brazil Gross Revenue	43%	17% 44%	27%	6%	7%
Geographical Footprint					

Note:
1. Galleries
2. Shopping centers

Focusing on **Four Key Pillars**

Increase **Hyper Profitability**

Growth and **Maturation** of Super **Regional**

Organic **Expansion of Premium Formats**

Scale-up our **Digital Platform**

What is Our **Strategy in Each Format**?

GPA









	Enhancing Value Proposition	**Regional Positioning**	**Organic Expansion**	**Organic Expansion**
Value Proposition	Competitiveness in grocery Quality in fresh Streamline non-food & specialties	Better price positioning Focus on fresh Store layout similar to regional players	Best shopping experience Increased fresh offer New payment and digital solutions	Stores strategically located in areas with high flow of people Everyday Neighborhood Format
Portfolio Repositioning	**31** closed or converted to Assaí (2016-2020) **23** repositioned in 2020	**169** stores conversions (2018-20) **6** stores to be converted in 2021	**46** G7 stores **6** stores to be converted in 2021	New stores concepts including coffee shop and wine house
Strategy	**80** stores to be repositioned	Format maturation Regional expansion (organic + M&A)	Accelerated expansion Maintenance of high profitability	Accelerated expansion Maintenance of high profitability
Format Performance (9M20 vs. 9M19)	11% Sales Growth	20% Sales Growth	11% Sales Growth	7% Sales Growth
Repositioned Stores Performance	**Growth above the control group on sales and on EBITDA**	**Strong growth in the first year and consistent growth in the second year of operation**	**Relevant growth in its first year of operation followed by acceleration in the second year**	**100% success in 2019 openings, with sales level above mature stores and increased profitability**

Strong **Complementary** Business Units


R$5 bn
Credit Portfolio
Broad Client Base
+1.9 mm
active accounts
Business diversification
FIC
Access to consumer data in/out of GPA's stores
GPA
Complete value proposition
Additional interactions with the customer
Complementary Segments
New sources of revenue
GPA Malls
drogaria extra
posto extra
261k sqm
GLA
6th
largest in Brazil
103
Stores
74
Gas Stations
1%
market share

Focusing on **Four Key Pillars: Scale-up** Our **Digital Platform**

Increase **Hyper Profitability**

Growth and **Maturation** of Super **Regional**

Organic **Expansion of Premium Formats**

Scale-up Our **Digital Platform**

We Are in a Large and Expanding Market

Total Addressable Market in Brazil


2025E
R$351 bn
2020E
+20% CAGR E-commerce
(2020E – 2025E)
R$141 bn
R$48 bn
From 5% to 14% Food Retail Penetration in E-commerce
R$7 bn
7x Digital Food Retail Market Expansion

Only 1P: **R$1 bn**
Market Share: **14%**

1P + 3P + New Initiatives
Massive increase in market share

E-commerce Market | Digital Food Retail Market | GPA Digital Revenue

Source: Euromonitor; IBGE

Distinguished **B&M Portfolio Creating Economics Moats** to Enhance the **Largest Digital Food Retail Platform**

GPA

Frequency + Recurrence

Food (mainly fresh) as Our Core

Top of Mind Brands

extra

Pão de Açúcar

Nationwide Logistics in Place

+800 Stores / Hubs

Last Mile Capabilities

We Already Own the Customer (Massive Database)

22 mm customers registered

17 mm apps downloads

Profitability Strategy to Deliver One-Stop-Shop

Core / Higher Margin = 1P

Fulfillment / Take Rate = 3P

Cashflow Dynamics

Technology Capex Already Deployed

Reinvest FCF

Marginal Cost at Stores

Limited CAC (Mainly Retention)

People: Our Most Valuable Asset

Agile Methodology

Talent Attraction & Retention

Partnership with Tech Companies

This is Our Platform Strategy

Network Effect

GPA LABS

+80 startups and scale-ups plugged



Coalition
60+ mm
client base
Loyalty
82%
penetration³
6.4x
avg. ticket⁴
Relationship
stix
240%
growth¹
12%
penetration²
R$1.1 bn
GMV
E-commerce
+250mm annual visits
14%
mkt share
Customer Identity Platform
22+ mm
Loyal Customers
17+ mm
Downloads
Digital Payment
PIX enabled
FIC
Open Banking
Data Monetization
Insights
Media
Logistics Services
Fulfillment Services
James
GPA Logística
Click & Collect
1 hour delivery

Note:

1. E-commerce 9M20 vs 9M19
2. Sales through digital channels at Pão de Açúcar as of 3Q20
3. Pão de Açúcar sales to loyal customers
4. Loyal customer using APP (with My Rewards and My Discounts) vs loyal customer without APP

Expanding Our Digital Platform to Support Market Share Growth



BUILT
We Are Here
Jan/21
ROADMAP
VALUE OF OUR PLATFORM
APPs
17mm downloads
Loyal customers
22mm
GMV
R$ 1bn
Food e-commerce
14% of mkt share
Insights
stix
Multiple delivery solutions
• 295 stores click & collect
• 29 cities last mile
Launch 3P
MARKETPLACE
Pet
Auto
Homeware
Toys
Personal Care
Enhance 3P:
Huge potential to be captured
New payment solutions:
digital wallet
Fulfillment services
Market share expansion
Network effect
+ penetration in existing regions and expansion to new regions
Boost 1P categories:
strengthen existing verticals to expand mkt share
Baby Products
Wine
Beer
Cleaning Products
+ new DCs
+37 transit points
+170 same day / click & collect stores
+9 cities with last mile coverage
Data monetization:
marketing of media - using purchase frequency and customer base
PLATFORM MATURITY

Distinguish B&M assets with food as core (high frequency) contributing to a leading 1P platform

Develop and complete our value proposition

Customer knowledge platform fully integrated generating network effects

Key Takeaways

Focus on Executing Our Strategy
Strategically Focused on Food Retail

#1 Food Retailer and Food E-commerce, **Nationwide Presence**
Serving **All Client Profiles** Through Our **Multiformat Strategy**

Digital Platform Strategy
Integration of Our Top and Diversified **B&M Portfolio** with a Massive **Loyal** Customer Base, Boosting Growth

Improvement in All KPIs
Operational Excellence, Continuous Innovation and Strengthening Value Proposition in Selected Formats

Multiple Levers of Growth and **Low Leverage** to Seize Opportunities
Strong Organic Growth of Premium and Neighborhood Formats

Experienced & **Engaged Management** Team and High **ESG Standards**



Agenda


GPA


extra
hiper


éxito

GPA Consolidated

GPA Brazil

Grupo Éxito

Grupo Exito Investment Highlights

Leading food retail platform in Colombia and Uruguay	Comprehensive ecosystem, including relevant complementary businesses and monetization strategies	Pioneering innovation with new models and private label	Well-established platform with omnichannel and digital capabilities
Leadership & Diversification	Brick & Mortar	Exito WOW	Solid platform
Top-of-mind brands	Omnichannel	Carulla Fresh Market	High digital penetration
Lean financial structure	Viva Malls, Tuya, Puntos Colombia	Surti Mayorista	Significant value upside from ongoing initiatives
Strong cash flow generation	Others	Taeq, Frescampo	
		Arkitect, Finlandek	

Grupo Exito: an absolute food retail market leader in Colombia and Uruguay

grupo éxito

Leading market position, with a comprehensive coverage of customers and markets

Brands and formats for all segments of the population

Highlights (LTM 3Q20)	Colombia	Uruguay	Argentina
Revenues (R$bn)	15.9	3.6	1.3
EBITDA margin	8.3%	9.9%	1.9%
Cash flow conversion[1]	78%	81%	70%
Sales area ('000 sqm)	839	90	106
Market shares			
Retail[2]	28% (#1)	43% (#1)	2%[3]
Real estate[4]	32% (#1)	N/A	12%
Brand portfolio			
Premium	Carulla, Carulla FreshMarket, éxito	Disco, Devoto, Devoto FreshMarket, Devoto Express	Petit Libertad
Mainstream	éxito	Géant	Libertad, Mini Libertad
Low Cost	Super Inter, Surti Mayorista, Surtimax, Surtimax		
	Diversified with a large footprint *Absolute market leader* *#1 private employer in Colombia*	*Sizeable operations* *Absolute market leader* *Strong cash generation*	*Dual retail/real estate model* *Diversified real estate portfolio*

Top-of-mind with customers

Reputable brand, with strong recognition

45.8 — **Brand Awareness** (#1)
Highest score among food retailers in Colombia (~2x the second highest)

Source: Follow Brand

7,800 /10,000 — **Corporate reputation** (#1)
#1 in corporate reputation among retailers in Colombia. #8 overall

Source: Merco

Comprehensive ecosystem

- viva centro comercial
- tuya
- Puntos Colombia
- viajes éxito
- seguros éxito
- Others[5]

Notes: 1. Calculated as (EBITDA-Capex)/EBITDA; 2. Colombia market share from Supersociedades, including discounters, as of 2019. Uruguay market share from IDretail/GDU, as of 2019. Argentina market share from Nielsen, as of February 2019;
3. Refers to market share in the country. The market share for the areas Grupo Exito is present in is 15%; 4. Market share based on real estate AUM; 5. Includes: Tuya Pay, Paseo, Media business venture, Vehicle Rental business venture, Exito Móvil, among others

Comprehensive Ecosystem with Strong Synergies

Complementary businesses and monetization activities contribute ~20-30% of Colombia's EBITDA over time



Absolute market leader, with 28% retail market share
#1 food retailer, high margins and strong cash flow generation
Dual Retail / Real Estate model
Unmatched digital penetration in the region
Including click & collect, digital catalogue
735 vendors with 82% GMV growth in 2020
Other channels
Market place
Brick & Mortar
Omnichannel
#1 loyalty coalition in Colombia with over 105 allied brands
Loyalty Coalition
Omniclient
Others
Media Business Venture
Vehicle Rental Business Venture
Real Estate
Complementary Businesses & Traffic Monetization
Financial Business
Payment Networks Business Venture
#1 shopping mall operator in Colombia
#3 real estate player in Argentina
#1 card issuer in Colombia
Launched in March 2020 with ~200k digital accounts
#1 seller of micro insurance in Colombia
#4 travel agency in Colombia

Grupo Exito has pioneered innovation in Colombia

Exito Wow

Innovating Hypermarket – "WOW" experience model


COWORKING
WOW
DELICATESSEN

11 stores	21.0% of total banner sales (3Q20)	+16.5 p.p. sales growth vs. non-converted stores

Recognized by the British Institute of Grocery Distribution as the "Store of the Month" for October 2020 (Exito Wow Laureles)

***Year 1 post-conversion metrics*[1]**


+20%
+15%
+30%
Sales Growth
EBITDA Growth
ROI

Potential to reach 43 stores converted into Exito Wow

and +101 Exito WOW Econo format

Carulla Fresh Market

Premium – Fresh & sustainable proposal


Deli
CERVEZAS DEL MUNDO
Local

13 stores	28.3% of total banner sales (3Q20)	+12.5 p.p. sales growth vs. non-converted stores

Recognized by the British Institute of Grocery Distribution among "16 best supermarkets to visit in 2019"

***Year 1 post-conversion metrics*[1]**


+20%
+15%
+15%
Sales Growth
EBITDA Growth
ROI

Potential to reach 34 stores converted into Carulla Fresh Market

and +46 Carulla Fresh Market Midi format

Sustainable Growth: *Stores continue to grow double digit in the second year post conversion*

Note: 1. Considers standard format stores only

Strong and growing private label portfolio, with cross-synergies among our businesses in different countries

Food categories

Taeq
Positioned as the 3rd most important healthy brand in Colombia



Frescampo
Relevant low-cost brand in the Colombian market


CANELA
Arroz Premium
TODOMIX NATURAL

Over 5 thousand SKUs
as of 3Q20

~17% Private Label Penetration in Food Products
in 9M20

Non-Food categories

Apparel
Arkitect, Bronzini and People are among the top 10 apparel brands in Colombia



Homegoods
Relevant homegoods brand, with international presence



Over 46 thousand SKUs
as of 3Q20

~34% Private Apparel & Homegoods Penetration
in 9M20

There is no other Latin American player with such omnichannel penetration as Grupo Exito in Colombia

grupo éxito

R$2.0bn[1]
2020 sales via omnichannel

2.7x
Omnichannel sales growth[2]

Unmatched omnichannel penetration

Omnichannel share of sales (%)



12%
4%
2019
2020

Exito to continue strengthening the omnichannel business in 2021

1. Increase platform monetization
2. Maintain double digit growth and high penetration into 2021
3. Increase apparel category penetration
4. Continue investing CAPEX in innovation and omnichannel (c. 30% of our total CAPEX in 2020)

Positive contribution to the margin of the B&M business

E-commerce
+240% in traffic

Marketplace
735 vendors

Digital Catalogue
+3.6% in sales

Last Mile & Delivery
85% of total orders in 2020

Click & Collect
800k+ orders in 2020

Omnichannel highlights (2020)

2.8x food / 2.6x non-food
growth in 2020

9% food / 20% non-food
penetration as of 2020

More than 8.5mm orders
in 2020

164mm website visits
in 2020, vs. 86mm in 2019



éxito
Bienvenido
50

Notes: Data refers to Colombia. 1. Converted at a BRLCOP average FX rate for 2020 of 716.86; 2. 2020 vs. 2019

Undisputed digital presence, with significant upside from initiatives and digital transformation in Colombia

grupo éxito

Excelling digital presence

Exito.com and Carulla.com website visits (mm)



86
164
2019
2020

Strong positioning in the e-commerce space, with ~70% of omnichannel sales made with own logistics and picking

Mi Descuento initiative with ~568k registered customers[1]

Continuous investment in data analytics to improve customer experience

Most popular retailer on the internet (Google)

Search interest relative to Exito (LTM average as of January 7, 2021)



100
43
32
30
16
11
8
Retailer 1
Retailer 2
Retailer 3
Retailer 4
Retailer 5
Retailer 6

Source: Google Trends (Colombia)
Note: 1. As of Sep 2020

2020 App downloads in Colombia



1,900,000
806,662
592,767
422,729
228,697
Rappi
éxito
App 1
App 2
App 3
Rappi is Exito's exclusive last-mile partner

Carulla SmartMarket: the first smart retail lab in Colombia

Succesful initiatives developed in the lab roll out to other stores

Co-work with **12 startups**

Located in **Bogotá**

Paga Conmigo	Smile ID	Electronic Labels	3D Sales Circuit
Check & Go	E-sommelier	Enhanced Reality	Ready to Go



Check & Go



Virtual Assistant

Viva Malls: Largest shopping mall operator in Colombia

grupo éxito

Business overview






viva·park

Highlights

- Joint venture with F.I. Colombia (Exito owns 51%)
- Operates 34 assets, with 32% market share

Occupancy rate over 92% in 2020

763k sqm GLA as of 2020

More than 23% EBITDA CAGR from 2017 to 2020

Innovation initiatives

CALLE BISTRO – LLEVA LOS SABORES A OTRO NIVEL

- Diversified, gastronomical experience
- Includes brands such as Johnny Rockets, 100 Montaditos, and El Corral

viva·MOTORS

- Space dedicated to car enthusiasts
- Includes brands such as: Chevrolet, Ford, Mazda, Jeep, among others

viva·park

- Amusement park located in Viva Envigado with over 6,000 sqm

Online marketplace and omnichannel

Viva online – Hosted by Éxito

Compra& Recoge Viva

Domicilios Viva

Selected assets



Viva Envigado

Almost 94% occupancy rate
+31.8mm visitors since opening in 2018
Largest mall in Colombia



Viva Tunja

Almost 99% occupancy rate
+4.9mm visitors since opening in 2019
Gold Award in the Design and Development



Viva Barranquilla

More than 93% occupancy rate
Opening in 2016



Viva Laureles

More than 99% occupancy rate
Opening in 2012

Market leadership allows Viva Malls to be the way into the Colombian market for international brands

Dollarcity, H&M, MINISO, Home Sentry, smart fit, DECATHLON, Levi's, MNG

Tuya and Puntos Colombia: Traffic monetization and loyalty program

grupo éxito

Tuya

Consumer finance subsidiary of Exito, offering credit card and mobile wallet solutions; 50%/50% joint venture with Bancolombia

2.7mm credit card stock with more than 320k new cards issued in 2020

Penetration close to 18% of Exito sales FY20

~R$6.2bn in Billing in 2020[1]

Strong credit portfolio with nearly 18% of cards rated B or higher in 2020

Tuya Pay (digital wallet)

Digital wallet service offered by Grupo Exito in alliance with Bancolombia, and integrated with Exito's POS systems

~200k users as of December 2020
quickly expanding since its launch in March 2020

Puntos Colombia

Program to monetize customer loyalty. A winning partnership between the largest retailer and the largest bank in Colombia

Powerful initiative
Potential to become the second "currency" of Colombia

Massive data
Habeas data[2] from 4.7mm customers

Growing with Exito
Exito represents c. 75% of total redemption



Points redeemed (COP$bn)
84
100
105
2018
2019
2020

Over 100 allies
strengthen the ecosystem and help boost the company's growth

Relevant and growing marketplace
improves user experience and increases loyalty monetization

Note: 1. Converted at a BRLCOP average FX rate for 2020 of 716.86; 2. Habeas Data refers to data that customers have agreed to share

Uruguay and Argentina: enhancing diversification

Grupo Exito in Uruguay

Highly profitable business driven by differentiation

Consistent growth in sales *with a ~5.5% CAGR ('16-'19)*	**Consistently high margins** *of ~9-10% since 2018*	**High cash generation** *of U$60mm per year*	**Absolute market leader** *with 43% of market share*

Exito has the #1 presence in the most high-end market of Latin America

Differentiation



Pioneered the Fresh Market concept in the region, with a differentiated purchasing experience

Omnichannel

- devoto.com and geant.com
- Self check-out: 66 stores
- Shop & Go: 56 stores
- Click & Collect: 41 stores
- Platform stores: 3
- ~3% omnichannel sales penetration in 2020

Focus on premium brands

- Investments towards Fresh Market will be the main focus to support sales evolution
  - Store renovations
  - Frictionless payments
  - Ready-to-eat
  - High-end Fresh products
  - Top meat



Grupo Exito in Argentina

Diversified real estate portfolio and resilient retail platform

Retail – Libertad



Market share – Libertad Zone of Influence


23.2%
14.7%
14.5%
14.3%
6.9%
Player 1
Libertad
Player 3
Player 4
Player 5

Dual model

Positive EBITDA and compelling asset hedge

Real estate – Paseo

3rd real estate player in the country	**15 shopping centers in 9 provinces**
169k sqm of GLA	**~90% occupancy (2020)**



Key takeaways

Solid food retail leadership in Colombia and Uruguay, with robust operations and profitability

Unmatched omnichannel penetration and digital transformation

Pioneer in innovation, including hypermarket, fresh market, and real estate

Robust ecosystem, with clear customer monetization opportunities

Strong and growing private label portfolio


éxito
wow!
LA HUERTA
ARIEL

Q&A

GPA

Pelo poder de escolher